SERIES OF SHOTS - ANTIQUES - DAY

We start with close-ups of various gorgeous antiques: vintage cameras, records, porcelain dolls gathering dust.

NARRATOR (Voice Over) Our oldest things have value. Value that can change over time.

One by one, they're placed in a cardboard box.

EXTERIOR. YARD SALE - DAY

The FATHER carries the box of antiques out through the garage to the front of the house, where a yard sale is taking place on a trim, green lawn. A sign reads "EVERYTHING MUST GO."

The father watches as people move in and out of the yard sale, examining items and bringing them to the front, where the MOTHER prices each item.

Their SON runs credit cards through a card reader on his iPad.

NARRATOR (Voice Over) What if there was a way to discover it?

The father takes the items and arranges them along the tables.

As the family takes and examines each item, we cut to a fast- paced intercutting of visuals that shows the history and value associated with each item. Each flashback utilizes a high-tech aesthetic, almost as if we are traveling back in time.

The father takes the first item: a VINTAGE CAMERA.

FLASHBACK TO:

EXTERIOR. BACKYARD - DAY - FLASHBACK

A younger version of the father watches his own dad take pictures out in the backyard. The GRANDFATHER leans down and teaches his son how to properly work the camera.

END FLASHBACK.

EXTERIOR. YARD SALE - PRESENT

Back in the present, the father presses a button on the camera and it whirs to life. He looks through the viewfinder at the mother, pricing more objects.

FATHER Huh. Still works.

He sets it down. A graphic of the Worthpoint website appears around the object, showing its history and value.

NARRATOR (Voice Over) Not just the memories--

Over by one of the tables, the mother examines an old, PORCELAIN DOLL.

FLASHBACK TO:

INTERIOR. LIVING ROOM - NIGHT - FLASHBACK

We're in an old, creaky-looking home. A FAMILY is gathered around a Christmas tree, opening presents. A YOUNG GIRL, possibly the mother's own grandmother, unwraps the same porcelain doll. She smiles at it.

END FLASHBACK.

EXTERIOR. YARD SALE - PRESENT

Back in the present, the mother sets down the doll. The same Worthpoint graphic shows up around the doll, showing the history and value of the object: a collector's item from the 18th century.

NARRATOR (Voice Over) Or the good times--

By the "register," the son takes out a box of OLD RECORDS. He picks one out, a LIMITED RELEASE.

FLASHBACK TO:

INTERIOR. CONCERT - NIGHT

We flash back to a 70's concert in black and white. Loud, nostalgic music plays to a cheering crowd.

END FLASHBACK.

3.

EXTERIOR. YARD SALE - PRESENT

Back in the present, the son removes the record from its sleeve.

NARRATOR (Voice Over) But what they're worth.

The son places the record on the player. To his surprise, it starts to play music. The onscreen graphic flashes again, showing the value. The son looks at the item's actual price tag, comparatively lower. He looks to his parents.

SON Shouldn't this be worth more?

INTERIOR. FAMILY'S HOUSE - DAY

Back inside, the entire family huddles around a computer, opened up to the Worthpoint website. They scroll down the page, searching for their own antiques.

NARRATOR (Voice Over) At Worthpoint, you'll have access to the world's largest online resource for researching and valuing antiques, with over 300 million historical prices

.

The family finds the limited release record on the website and points it out -- it is priced at a hundred dollars.

NARRATOR (Voice Over) With your help, we can make that resource bigger and more comprehensive. Invest today, and make your mark.

EXTERIOR. YARD SALE - LATER

The family packs the antiques up and puts them back inside. Out front, the mother flips the sign around. It reads: "POSTPONED UNTIL WE FIGURE OUT WHAT IT'S WORTH."

NARRATOR (Voice Over) Worthpoint -- We value history.